FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of June 2008

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated June 24, 2008 announcing Registrant’s appointment of a new Chief Financial Officer.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated June 24, 2008

Gilat appoints new Chief Financial Officer

TEL AVIV, Israel, June 24, 2008 – Gilat Satellite Networks Ltd. (NASDAQ:GILT), a leading provider of products and services for satellite-based communications networks, today announced the appointment of Ari Krashin to serve as Chief Financial Officer of the Company, effective immediately. Mr. Krashin will be replacing Ms. Tal Payne, who, as was previously announced, accepted a position as Chief Financial Officer of Check Point Software Technologies Ltd. (NASDAQ: CHKP), a worldwide leader in securing the Internet.

The Company also announced the appointment of Yaniv Reinhold as Vice President of Financial Planning, Treasury & Administration.

Mr. Ari Krashin has been serving as Gilat’s Financial Director since 2005 and has been in the Gilat finance department since 2000. Prior to joining Gilat, Mr. Krashin served as a CPA for Kesselman & Kesselman, PriceWaterhouseCooper’s Israel office. He has a B.A. in Business Administration with advanced studies in accounting from The College of Management.

Mr. Yaniv Reinhold has been serving as Gilat’s Associate Vice President of Financial Planning & Treasury since 2005. He joined Gilat in 1999. Mr. Reinhold holds a B.A. in Economics and a Masters in Business Administration, both from Tel Aviv University.

Amiram Levinberg, CEO and Chairman of the Board of Gilat, said, “Ari is taking on the position of CFO after eight years in the finance department of Gilat, most recently serving as the Company’s financial director. Yaniv also is taking on his new position after 13 years of professional experience and nine of this within the Gilat family. We are very happy to be able to promote two key employees within the finance team whom we believe will continue to lead the finance department successfully.”

About Gilat Satellite Networks Ltd
Gilat Satellite Networks Ltd. (Nasdaq and TASE: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and internet access solutions to remote areas, primarily in Latin America.

Gilat was founded in 1987 and has shipped over 670,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge™ and SkyEdge II Product Family, which includes the SkyEdge Pro, SkyEdge IP, SkyEdge Call, SkyEdge DVB-RCS and SkyEdge Gateway.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly
Phone: +972-3-925-2406
Email: Kimk@gilat.com

Investor Relations Contact:
Ayelet Shaked - Gilat
Phone: +972-3-925-2598
Email: ayelets@gilat.com